The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 FEB 20 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

03007430

By Airmail

14th January, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th January 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 14th January 2003 confirming that Aviva plc had increased its interests in EMI Group plc Ordinary Shares of 14p each to 24,473,045 shares, being 3.10% of the shares in issue.

Yours faithfully,

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 3/18

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 03/2

Company Announcements Office,
London Stock Exchange.

14th January, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Aviva plc, in a letter dated 13th January 2003 but received by fax on 14th January 2003, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 10th January 2003, held 24,473,045 shares, being 3.10% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Morley Fund Management Ltd has interests in 24,389,688 shares and Aviva plc has interests in all 24,473,045 shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary